Exhibit 99.1
FOR IMMEDIATE RELEASE
Melco Crown Entertainment Announces Third Quarter 2010 Earnings
New York, November 2, 2010 — Melco Crown Entertainment Limited (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today reported its unaudited financial results for the third quarter ended September 30, 2010.
Net revenue for the third quarter of 2010 was US$727.0 million, representing an increase of approximately 45% from US$500.3 million reported in the quarter ended September 30, 2009. Adjusted EBITDA‹1› was US$136.3 million for the third quarter of 2010, as compared to Adjusted EBITDA of US$55.6 million in the third quarter of 2009. The year-over-year improvement in net revenue and Adjusted EBITDA resulted primarily from a broad-based improvement in operating performance at City of Dreams.
On a U.S. GAAP basis, Melco Crown Entertainment recorded net income for the third quarter of 2010 of US$15.8 million, or US$0.03 per ADS, compared with a net loss of US$39.5 million, or a loss of US$0.08 per ADS, in the third quarter of 2009. The improvement in bottom line results was driven by a significant year-over-year improvement in the operating performance at City of Dreams, partially offset by increased depreciation and amortization expense associated with the opening of the Grand Hyatt and The House of Dancing Water at City of Dreams and higher net interest expense related to the refinancing of approximately US$600 million of bank debt through the issuance of a high yield bond in May 2010.
Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment commented, “We are pleased to report record net revenue and record Adjusted EBITDA during the third quarter of 2010. These milestones are driven by continued progress in expanding our mass market gaming volumes and by further success in our already robust VIP business, along with a favorable rolling chip hold percentage in the third quarter of 2010.

“We opened The House of Dancing Water in September and it has been well received by the market and our guests. This is one of several new amenities that we plan to introduce into City of Dreams over the coming months, including Cubic nightclub and Hard Rock Cafe. We believe that these amenities, against a backdrop of solid market growth, will continue to drive improving gaming volumes at City of Dreams.
“Though our new operating management structure has only been in place for approximately two months, we are encouraged by its initial impact on our business and are already seeing tangible results from its implementation. The focus of our management team continues to be on maximizing returns on our portfolio of assets in Macau.”
City of Dreams 3Q Results
For the quarter ended September 30, 2010, net revenue at City of Dreams was US$504.0 million compared to US$287.7 million in the third quarter of 2009. City of Dreams generated Adjusted EBITDA of US$114.9 million in the third quarter of 2010 compared to US$46.6 million in the third quarter of 2009. The year-over-year improvements in both net revenue and Adjusted EBITDA were driven by increased rolling chip volume, an improved mass market win rate, and higher mass market table games drop in the third quarter of 2010, as compared with the same measures in the third quarter of 2009.
Rolling chip volume totaled US$14.4 billion for the third quarter of 2010, up 59% from US$9.0 billion in the third quarter of 2009, and the rolling chip hold percentage was 3.4% in the third quarter of 2010 versus 3.3% in the third quarter of 2009. The expected rolling chip hold percentage range is 2.7%-3.0%.
Mass market (non rolling chip) table games drop increased 35% to US$523.7 million compared with US$389.6 million in the third quarter of 2009. The mass market win rate was 21.3% in the quarter under review and increased from 15.3% in the same period last year. At City of Dreams, we expect our mass market table games hold percentage to range from 20%-22%.

Slot handle for the quarter ended September 30, 2010 was US$437.3 million, up 54% from US$284.5 million generated in the quarter ended September 30, 2009.
Total non-gaming revenue at City of Dreams in the third quarter of 2010 was US$31.7 million, up from US$18.0 million in the third quarter of 2009. Occupancy per available room in the third quarter of 2010 was 77% versus 92% in the third quarter of 2009. The average daily rate (ADR) in the third quarter of 2010 was US$158 per occupied room, which compares with US$166 in the third quarter of 2009.
Altira Macau 3Q Results
For the quarter ended September 30, 2010, net revenue at Altira Macau was US$186.8 million versus US$182.6 million in the quarter ended September 30, 2009. Altira Macau generated Adjusted EBITDA of US$28.8 million in the third quarter of 2010 compared with Adjusted EBITDA of US$13.9 million in the third quarter of 2009.
Rolling chip volume totaled US$9.5 billion in the third quarter of 2010 versus US$9.8 billion in the third quarter of 2009. In the third quarter of 2010, the rolling chip hold percentage was 2.7%, which is essentially unchanged from that in the comparable quarter last year. The rolling chip hold percentage in both periods was at the low end of the 2.7%-3.0% expected range.
In the mass market (non rolling chip) table games segment, drop totaled US$97.0 million in the third quarter of 2010, up 72% from US$56.4 million generated in the comparable period in 2009. The mass market win rate was 17.6% in the third quarter of 2010 compared with 18.6% in the third quarter of last year. At Altira Macau, we expect our mass market table games hold percentage to range from 15%-17%.
Total non-gaming revenue at Altira Macau in the third quarter of 2010 was US$7.1 million, down from US$7.9 million in the third quarter of 2009. Occupancy per available room in the third quarter of 2010 was 95% and the ADR was US$161 per occupied room. This compares with occupancy and ADR of 93% and US$215, respectively, in the third quarter of 2009.

Mocha Clubs 3Q Results
Net revenue from Mocha Clubs totaled US$27.8 million in the third quarter of 2010, up from US$24.4 million in the third quarter of 2009. Mocha Clubs generated US$7.6 million of Adjusted EBITDA in the third quarter of 2010, which compares with US$6.3 million in the third quarter of 2009.
The number of gaming machines in operation at the Mocha Clubs averaged approximately 1,600 in the third quarter of 2010, unchanged from that in the third quarter of 2009. The net win per gaming machine per day was US$189 in the quarter ended September 30, 2010, as compared with US$168 in the same period in 2009.
Other Factors Affecting Earnings
Total non-operating expense for the third quarter of 2010 was US$30.1 million, which included US$28.3 million in net interest expense and other finance costs of US$3.8 million. Capitalized interest during the third quarter of 2010 totaled US$3.6 million.
Depreciation and amortization costs of US$58.9 million were recorded in the third quarter of 2010, of which US$14.3 million was related to the amortization of our gaming sub-concession and US$4.9 million was related to the amortization of land use rights. The year-over-year increase in depreciation and amortization costs is primarily related to the opening of the Grand Hyatt in September 2009 and the opening of The House of Dancing Water in the third quarter of 2010.
Financial Position and Capital Expenditure
Cash and cash equivalents as of September 30, 2010 totaled US$659.9 million, including US$164.6 million of restricted cash. Total debt at the end of the third quarter of 2010 was US$1.9 billion, and total net debt to shareholders’ equity as of September 30, 2010 was 51%.
Capital expenditures for the third quarter of 2010 were US$20.9 million, primarily attributable to City of Dreams.

Nine Month Results
For the nine months ending September 30, 2010, Melco Crown Entertainment reported net revenue of US$1.9 billion versus US$932.7 million in the nine months ending September 30, 2009. Adjusted EBITDA for the first nine months of 2010 was US$296.6 million, as compared with Adjusted EBITDA of US$53.1 million in the first nine months of 2009.
The year-over-year improvement in net revenue and Adjusted EBITDA were primarily attributable to significantly improved operating results at both City of Dreams and Altira Macau, as well as from the opening of City of Dreams in June of 2009 and its contribution to results for the entire nine months of 2010.
Melco Crown Entertainment reported a net loss of US$26.8 million for the first nine months of 2010 compared to a net loss of US$218.8 million for the first nine months of 2009. The net loss per ADS for the nine month period ending September 30, 2010 was US$0.05 compared to a net loss per ADS of US$0.46 for the same period in 2009.
Conference Call Information
Melco Crown Entertainment will hold a conference call to discuss its third quarter 2010 financial results on November 2, 2010 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 800 356 4441
US Toll / International	1 617 597 5396
HK Toll	852 3002 1672
HK Toll Free	800 96 3844
UK Toll Free	00 800 280 02002
Australia Toll Free	1 800 002 971

Passcode	MPEL
An audio webcast will also be available at www.melco-crown.com.
To access the replay, please use the dial-in details below:

US Toll Free	1 888 286 8010
US Toll / International	1 617 801 6888

Passcode	10088386

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of occupancy permits for areas of City of Dreams undergoing construction and/or development; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on March 31, 2010 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
Non-GAAP Financial Measures
(1)
“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, share-based compensation costs, and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, share-based compensation costs, corporate and other expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this press release.

(2)
“Adjusted net (loss) income” is net (loss) income before pre-opening costs, property charges and other. Adjusted net (loss) income and adjusted net (loss) income per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net (loss) income may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net (loss) income with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited (the “Company”), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,600 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.
Investment Community please contact:

Geoffrey Davis, CFA
Deputy CFO and Treasurer
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com

For media enquiry, please contact:

Maggie Ma
Mead of Corporate Communications
Tel: +852 3151 3767
Email: maggiema@melco-crown.com

Melco Crown Entertainment Limited
Condensed Consolidated Statements of Operations
(In Thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

OPERATING REVENUES
Casino	$706,876	$491,248	$1,811,715	$915,657
Rooms	20,412	13,409	59,747	24,857
Food and beverage	12,547	8,843	39,953	17,234
Entertainment, retail and others	6,691	4,393	17,452	8,224

Gross revenues	746,526	517,893	1,928,867	965,972
Less: promotional allowances	(19,544)	(17,565)	(60,640)	(33,316)

Net revenues	726,982	500,328	1,868,227	932,656

OPERATING COSTS AND EXPENSES
Casino	(521,195)	(396,944)	(1,387,025)	(780,071)
Rooms	(3,778)	(2,194)	(10,545)	(4,254)
Food and beverage	(11,224)	(5,777)	(26,554)	(12,289)
Entertainment, retail and others	(5,098)	(2,408)	(9,241)	(3,422)
General and administrative	(51,802)	(40,228)	(143,151)	(88,580)
Pre-opening costs	(9,217)	(12,561)	(16,199)	(92,124)
Amortization of gaming subconcession	(14,309)	(14,309)	(42,928)	(42,928)
Amortization of land use rights	(4,881)	(4,543)	(14,641)	(13,628)
Depreciation and amortization	(58,860)	(45,888)	(172,593)	(89,725)
Property charges and others	(125)	(12)	(91)	(4,146)

Total operating costs and expenses	(680,489)	(524,864)	(1,822,968)	(1,131,167)

OPERATING INCOME (LOSS)	46,493	(24,536)	45,259	(198,511)

NON-OPERATING EXPENSES
Interest expenses, net	(28,282)	(12,230)	(65,048)	(15,960)
Other finance costs	(3,821)	(3,039)	(6,441)	(5,659)
Foreign exchange gain (loss), net	786	(289)	803	(114)
Other income, net	552	858	1,593	1,858
Costs associated with debt modification	—	—	(3,156)	—

Total non-operating expenses	(30,765)	(14,700)	(72,249)	(19,875)

INCOME (LOSS) BEFORE INCOME TAX	15,728	(39,236)	(26,990)	(218,386)
INCOME TAX CREDIT (EXPENSE)	50	(252)	193	(386)

NET INCOME (LOSS)	$15,778	$(39,488)	$(26,797)	$(218,772)

INCOME (LOSS) PER SHARE:
Basic	$0.010	$(0.026)	$(0.017)	$(0.154)

Diluted	$0.010	$(0.026)	$(0.017)	$(0.154)

INCOME (LOSS) PER ADS:
Basic	$0.030	$(0.078)	$(0.050)	$(0.461)

Diluted	$0.029	$(0.078)	$(0.050)	$(0.461)

WEIGHTED AVERAGE SHARES USED IN INCOME (LOSS) PER SHARE CALCULATION:
Basic	1,595,395,720	1,525,550,917	1,595,319,936	1,423,045,390

Diluted	1,605,818,041	1,525,550,917	1,595,319,936	1,423,045,390

Melco Crown Entertainment Limited
Condensed Consolidated Balance Sheets
(In Thousands of U.S. dollars)

	September 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$495,345	$212,598
Restricted cash	164,568	236,119
Accounts receivable, net	276,233	299,700
Amounts due from affiliated companies	1,377	1
Inventories	7,596	6,534
Prepaid expenses and other current assets	19,860	19,768

Total current assets	964,979	774,720

PROPERTY AND EQUIPMENT, NET	2,698,522	2,786,646
GAMING SUBCONCESSION, NET	671,051	713,979
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	92,511	52,365
DEFERRED TAX ASSETS	98	—
DEFERRED FINANCING COSTS	48,825	38,948
LAND USE RIGHTS, NET	433,036	447,576

TOTAL	$4,995,157	$4,900,369

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$10,734	$8,719
Accrued expenses and other current liabilities	484,235	497,767
Income tax payable	1,147	768
Current portion of long-term debt	190,360	44,504
Amounts due to affiliated companies	1,284	7,384
Amounts due to shareholders	19	25

Total current liabilities	687,779	559,167

LONG-TERM DEBT	1,641,055	1,638,703
OTHER LONG-TERM LIABILITIES	7,291	20,619
DEFERRED TAX LIABILITIES	17,145	17,757
LOANS FROM SHAREHOLDERS	115,647	115,647
LAND USE RIGHT PAYABLE	24,241	39,432

SHAREHOLDERS’ EQUITY
Ordinary shares	15,968	15,956
Treasury shares	(11)	(5)
Additional paid-in capital	3,093,657	3,088,768
Accumulated other comprehensive losses	(14,177)	(29,034)
Accumulated losses	(593,438)	(566,641)

Total shareholders’ equity	2,501,999	2,509,044

TOTAL	$4,995,157	$4,900,369

Melco Crown Entertainment Limited
Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss)
(In Thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Nine Months Ended
	Septermber 30,		Septermber 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net Income (Loss)	$15,778	$(39,488)	$(26,797)	$(218,772)
Pre-opening Costs	9,217	12,561	16,199	92,124
Property Charges and Others	125	12	91	4,146

Adjusted Net Income (Loss)	$25,120	$(26,915)	$(10,507)	$(122,502)

ADJUSTED NET INCOME (LOSS) PER ADS:
Basic	$0.047	$(0.053)	$(0.020)	$(0.258)

Diluted	$0.047	$(0.053)	$(0.020)	$(0.258)

Melco Crown Entertainment Limited
Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA
(In Thousands of U.S. dollars)

	Three Months Ended September 30, 2010
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$19,255	$4,178	$55,622	$(32,562)	$46,493

Pre-opening Costs	—	—	9,217	—	9,217
Depreciation and Amortization	9,512	3,396	49,846	15,296	78,050
Stock-based Compensation	46	31	181	2,132	2,390
Property Charges and Others	—	—	—	125	125

Adjusted EBITDA	28,813	7,605	114,866	(15,009)	136,275
Corporate and Other Expenses	—	—	—	15,009	15,009

Adjusted Property EBITDA	$28,813	$7,605	$114,866	$—	$151,284

	Three Months Ended September 30, 2009
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$3,672	$2,109	$(941)	$(29,376)	$(24,536)

Pre-opening Costs	—	—	12,026	535	12,561
Depreciation and Amortization	10,097	4,090	35,133	15,420	64,740
Stock-based Compensation	106	83	426	2,232	2,847
Property Charges and Others	—	—	—	12	12

Adjusted EBITDA	13,875	6,282	46,644	(11,177)	55,624
Corporate and Other Expenses	—	—	—	11,177	11,177

Adjusted Property EBITDA	$13,875	$6,282	$46,644	$—	$66,801

Melco Crown Entertainment Limited
Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income (Loss)
(In Thousands of U.S. dollars)

	Three Months Ended
	September 30,
	2010	2009
	(Unaudited)	(Unaudited)

Adjusted Property EBITDA	$151,284	$66,801
Corporate and Other Expenses	(15,009)	(11,177)

Adjusted EBITDA	136,275	55,624
Pre-opening Costs	(9,217)	(12,561)
Depreciation and Amortization	(78,050)	(64,740)
Stock-based Compensation	(2,390)	(2,847)
Property Charges and Others	(125)	(12)
Interest and Other Non-Operating Expenses, Net	(30,765)	(14,700)
Income Tax Credit (Expense)	50	(252)

Net Income (Loss)	$15,778	$(39,488)

Melco Crown Entertainment Limited
Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA
(In Thousands of U.S. dollars)

	Nine Months Ended September 30, 2010
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$58,197	$9,754	$68,360	$(91,052)	$45,259
Pre-opening Costs	—	—	16,199	—	16,199
Depreciation and Amortization	29,616	11,364	143,260	45,922	230,162
Stock-based Compensation	(25)	91	530	4,297	4,893
Property Charges and Others	(474)	12	324	229	91

Adjusted EBITDA	87,314	21,221	228,673	(40,604)	296,604
Corporate and Other Expenses	—	—	—	40,604	40,604

Adjusted Property EBITDA	$87,314	$21,221	$228,673	$—	$337,208

	Nine Months Ended September 30, 2009
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating (Loss) Income	$(5,739)	$6,628	$(114,262)	$(85,138)	$(198,511)
Pre-opening Costs	—	—	90,409	1,715	92,124
Depreciation and Amortization	31,568	12,278	56,511	45,924	146,281
Stock-based Compensation	563	269	1,807	6,408	9,047
Property Charges and Others	1,279	—	—	2,867	4,146

Adjusted EBITDA	27,671	19,175	34,465	(28,224)	53,087
Corporate and Other Expenses	—	—	—	28,224	28,224

Adjusted Property EBITDA	$27,671	$19,175	$34,465	$—	$81,311

Melco Crown Entertainment Limited
Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Loss
(In Thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2010	2009
	(Unaudited)	(Unaudited)

Adjusted Property EBITDA	$337,208	$81,311
Corporate and Other Expenses	(40,604)	(28,224)

Adjusted EBITDA	296,604	53,087
Pre-opening Costs	(16,199)	(92,124)
Depreciation and Amortization	(230,162)	(146,281)
Stock-based Compensation	(4,893)	(9,047)
Property Charges and Others	(91)	(4,146)
Interest and Other Non-Operating Expense, Net	(72,249)	(19,875)
Income Tax Credit (Expense)	193	(386)

Net Loss	$(26,797)	$(218,772)

Melco Crown Entertainment Limited
Supplemental Data Schedule

	Three Months Ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
Room Statistics:
Altira Macau
Average daily rate (4)	$161	$215	$164	$227
Occupancy per available room	95%	93%	93%	91%
Revenue per available room (5)	$152	$201	$153	$206

City of Dreams
Average daily rate (4)	$158	$166	$154	$167
Occupancy per available room	77%	92%	78%	89%
Revenue per available room (5)	$121	$154	$119	$149

Other Information:
Altira Macau
Average number of table games	209	251	213	252
Table games win per unit per day (6)	$14,248	$11,806	$15,183	$11,391

City of Dreams
Average number of table games	405	467	408	476
Average number of gaming machines	1,283	1,293	1,301	1,300
Table games win per unit per day (6)	$16,150	$8,311	$12,356	$6,694
Gaming machines win per unit per day (7)	$216	$108	$209	$110

(4)	Average daily rate is calculated by dividing total room revenue by total occupied rooms

(5)	Revenue per available room is calculated by dividing total room revenue by total rooms available

(6)	Table games win per unit per day is shown before discounts and commissions

(7)	Gaming machines win per unit per day is shown before deducting cost for slot points